SHILOH INDUSTRIES CORPORATE OFFICE 880 STEEL DRIVE VALLEY CITY, OH 44280 330.558.2600 330.558.2670 FAX

March 19, 2010 VIA EDGAR (CORRESPONDENCE) Securities and Exchange Commission Division of Corporation Finance 100 F. Street, NE Washington, DC 20549

Attention:      Jay E. Ingram, Legal Branch Chief

Edward M. Kelly, Senior Counsel

RE:   Shiloh Industries, Inc., Annual Report on Form 10-K for the fiscal year ended October 31, 2009, File Number 0-21964

Dear Mr. Ingram:

Shiloh Industries, Inc. (the “Company”) is submitting this response letter to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”), dated March 11, 2010 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009 (the “2009 10-K”).

Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated, in italics, each of the staff’s comments before Company’s the response.

Controls and Procedures, page 53

1.      We note your response to comment 2 of our March 1, 2010 letter. As noted previously, your description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that Shiloh Industries’ disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. As requested previously, please confirm this to us and revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective. Note that your proposed disclosure “Based on that evaluation, the Company’s management, including the PEO and PFO, concluded that the Company’s disclosure controls and procedures

Securities and Exchange Commission March 19, 2010 Page 2 of 2

were effective as of [period end date]” is inconsistent with Item 307 of Regulation S-K which requires disclosure of the conclusions of the registrant’s principal executive and principal financial officers and not “the Company’s management.” Please revise.

Response

If management concludes the Company’s disclosure controls and procedures were effective, in future filings with the Commission, the Company will include disclosure substantially similar to the following:

Evaluation of Disclosure Controls and Procedures

As of [period end date], an evaluation was performed under the supervision and with the participation of the Company’s management, including the Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. The Company’s PEO and PFO concluded that the Company’s disclosure controls and procedures were effective as of [period end date].

The Company acknowledges that:

(a)     The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

(b)     the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these matters, please do not hesitate to contact the undersigned or Thomas J. Stecz, Corporate Controller at (330) 558-2600.

Sincerely,

Shiloh Industries, Inc.

/s/ Kevin P. Bagby
Kevin P. Bagby

Vice President Finance and Chief Financial Officer cc: Robert M. Loesch, Baker & Hostetler LLP